UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Mobileye N.V.

(Name of Subject Company)

Mobileye N.V.

(Name of Person Filing Statement)

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

N51488117

(CUSIP Number of Class of Securities)

Liz Cohen-Yerushalmi

Har Hotzvim

13 Hartom Street

PO Box 45157

Jerusalem 9777513, Israel

+ 972-2-591-7858

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

James R. Tanenbaum, Esq.

Anna T. Pinedo, Esq.

Morrison & Foerster LLP

250 West 55th Street

New York, NY 10019-5201

(212) 468-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Mobileye N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “Mobileye”), filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2017 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Cyclops Holdings, LLC (“Purchaser”), a Delaware limited liability company and a wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Parent” or “Intel”), as disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on April 5, 2017 by Purchaser and Parent (as amended or supplemented from time to time, the “Schedule TO”), and pursuant to which Purchaser is offering to purchase all of the outstanding ordinary shares, nominal value €0.01 per share, of the Company (the “Shares”) at a price of $63.54 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 5, 2017 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended and supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are incorporated by reference and filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

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ITEM 4.	THE SOLICITATION OR RECOMMENDATION

The disclosure in Item 4 of the Schedule 14D-9 under the heading “(e) Certain Unaudited Prospective Financial Information of the Company” is hereby amended and supplemented as follows:

(1) By amending and restating the first paragraph beginning “The Company’s management provided to Raymond James selected unaudited prospective financial information” on page 30 in its entirety to read as follows:

Except for earnings guidance, the Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. In connection with the work undertaken by Raymond James to render its opinion to the Company Board, as described in this Item 4 under the heading “Opinion of Raymond James, the Company’s Financial Adviser,” the Company’s management provided to Raymond James selected unaudited prospective financial information of the Company for the calendar years ending December 31, 2017, December 31, 2018 and December 31, 2019, referred to as CY 2017E, CY 2018E and CY 2019E, respectively. The summary of the Projections is included in this Schedule 14D-9 solely to give the Company’s shareholders access to certain financial projections that were made available to the Company Board and Raymond James, and is not being included in this Schedule 14D-9 in order to influence any shareholder’s decision to tender Shares pursuant to the Offer, to seek appraisal rights or for any other purpose.

(2) By amending and replacing the second paragraph beginning “The Projections were not prepared with a view toward public disclosure” on page 31 in its entirety with the following paragraphs:

The Projections were not prepared with a view toward public disclosure. While presented with numerical specificity, the Projections reflect numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic and geopolitical conditions and additional matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The Projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The Projections were, in general, prepared for internal use and are subjective in many respects. As a result, there can be no assurance that the prospective results included in the Projections will be realized or that actual results will not be significantly higher or lower than estimated in the Projections. Since the Projections cover multiple calendar years, such information by its nature becomes less predictive with each successive calendar year.

The Projections were based on a long range planning model that the Company’s management prepared. The primary assumption included in the Projections was revenue growth at a compound annual growth rate of approximately 45% between 2017 and 2019. The Projections also include assumptions for new OEM program launches (including both programs that have already been won and those that are expected to be won), rollouts of ADAS products under existing OEM programs for new vehicle models, current and future regulatory incentives and regulations, and future product mix and volume during 2017 through 2019. The Projections also assume certain capital expenditures and an increase in expenses for 2017 through 2019.

Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the development of the Company’s ADAS and autonomous driving systems; competition from existing or new entrants in the market and changes to the competitive landscape; relationships with key suppliers; general trends in the automotive and ADAS industries; development and changes in laws and regulations; and other risk factors described in the Company’s 2016 Annual Report (as defined below). In addition, the Projections will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods and reflect assumptions as to certain business decisions that are subject to change. Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The Projections cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The inclusion of the Projections should not be regarded as an indication that the Company and Raymond James, or anyone who received this information then considered, or now considers, them to be material information about the Company or a reliable prediction of future events, and this information should not be relied upon as such. The Company’s shareholders are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See Item 8 under the heading “Forward-Looking Statements.”

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(3) By adding the following sentence after the paragraph beginning “The Projections were not prepared with a view toward complying with accounting principles generally accepted in” on page 31:

In light of the foregoing factors and uncertainties inherent in the Projections, the Company’s shareholders are cautioned not to place undue, if any, reliance on the Projections.

(4) By amending and restating the second to last paragraph beginning “Neither the Company nor any other person to whom the Projections were provided” on page 31 in its entirety as follows:

Neither the Company nor any other person to whom the Projections were provided nor any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information included in the Projections or can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error.

ITEM 8.	ADDITIONAL INFORMATION

The disclosure in Item 8 of the Schedule 14D-9 under the heading “(b) Regulatory and Other Approvals—Antitrust Compliance” is hereby amended and supplemented as follows:

(1) By adding the following paragraph after the ninth paragraph beginning “South Korea: Based on a review of the information currently available a merger filing must be made to the Korea Fair Trade Commission” on page 36:

Austria: Based on a review of the information currently available, a merger filing with the Austrian Bundeswettbewerbsbehörde (Federal Competition Authority, “FCA”) is required. Under Austrian merger control laws, the FCA has four weeks from receipt of a filing to review a transaction in Phase I and either clear it or apply for a Phase II examination, which would then be conducted by the Kartellgericht (Cartel Court). The parties can voluntarily extend the Phase I review period to six weeks. In Phase II, the process must be complete within five months, unless the parties request an extension to six months.

(2) By amending and restating the last paragraph beginning “The Company, Parent and Purchase are not currently aware of” on page 36 in its entirety as follows:

 The Company, Parent and Purchaser are not currently aware of any other pre-Offer Closing antitrust or competition law filings required in connection with the transactions contemplated by the Purchase Agreement.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mobileye N.V.

By:	/s/ Ziv Aviram
Ziv Aviram
Chief Executive Officer

Date: May 9, 2017